# FORM 6-K

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2002

## GUCCI GROUP N.V.



**Rembrandt Tower**

**Amstelplein 1**

**1096 HA Amsterdam**

**The Netherlands**

( Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Financial Results For Fourth Quarter And Full Year 2001

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: March 21, 2002

By: ______________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI
GUCCI GROUP

APPROVED BY: Robert Singer
Executive Vice President and
Chief Financial Officer
Gucci Group N.V.

# GUCCI GROUP N.V. ANNOUNCES FINANCIAL RESULTS FOR FOURTH QUARTER AND FULL YEAR 2001

**Amsterdam, The Netherlands, March 21, 2002:** Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces results for the fourth quarter and the full year ended January 31, 2002.

## 2001 HIGHLIGHTS

### Gucci Group

- Full year revenues up 1.2% to US$ 2,285.0 million; fourth quarter revenues up 1.4% to US$ 624.6 million
- Full year operating profit before goodwill and trademark amortization US$ 355.1 million (15.5% margin) compared to US$ 408.4 million last year (18.1% margin)
- Fourth quarter operating profit before goodwill and trademark amortization US$ 110.9 million (17.8% margin) compared to US$ 108.8 million last year (17.7% margin)
- Full year net income US$ 278.4 million, compared to US$ 336.7 million last year
- Full year fully diluted net income per share US$ 2.74, compared to US$ 3.31 last year

### Gucci Division

- Full year revenues up 1.3% to US$ 1,514.5 million
- Full year retail sales up 8.4% on a constant currency basis to US$ 1,035.7 million
- Full year operating profit before goodwill amortization up 14.4% to US$ 461.7 million (30.5% margin compared to 27.0% last year)
- Fourth quarter operating profit before goodwill amortization up 6.6% to US$ 142.0 million (33.6% margin compared to 30.1% last year)

### Yves Saint Laurent

- *Rive Gauche* retail sales for the fourth quarter up 183.6% to US$ 14.2 million
- *Rive Gauche* retail sales for the six weeks ended March 16, 2002 up 218.0% to Euro 11.0 million

## 2002 OUTLOOK*

In the context of the current uncertain political-economic environment, management remains cautious for 2002. Based on expectations for each of the Company's businesses, management reiterates its previous guidance for 2002 (first communicated December 18, 2001 in the Group's third quarter results release):

- Group revenues of approximately Euro 2.7 billion
- Gucci Division revenues at least equal to the 2001 level, Euro 1.7 billion
- Group operating margin before goodwill and trademark amortization of at least 14%
- Gucci Division operating margin before goodwill amortization of approximately 30%
- Group fully diluted net income per share between Euro 2.60 and Euro 3.00

* Gucci Group will report in Euros beginning in 2002.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., commented:

*"I am delighted with Gucci Group's performance last year. We delivered outstanding financial results during 2001, especially in the last quarter, despite the very challenging economic conditions. These were particularly difficult following September 11, when the US recession took hold, consumer spending fell, and travel and tourism dropped dramatically. Against this backdrop, our Group was one of the few in the luxury sector to achieve an increase in revenues and profitability during the fourth quarter.*

*Gucci again demonstrated that it is one of the most powerful brands in the industry. During the fourth quarter, the operating margin before goodwill amortization soared to an historically high level of 33.6%, bringing the full year figure to 30.5%. This was achieved through resilient sales and rapid management action to control costs and deliver intra-group synergies.*

*There is extraordinary momentum building at Yves Saint Laurent, as sales are accelerating dramatically. Retail sales at Yves Saint Laurent Rive Gauche grew 183.6% in the fourth quarter and further accelerated in the new fiscal year with retail sales up 218.0% in the first six weeks ended March 16. Moreover, Tom Ford's fall/winter 2002 collection presented in the Paris show on March 11 was an overwhelming success, praised by the fashion media and retailers.*

*At YSL Beauté, we had a strong quarter, with increases in both sales and operating profits. We are starting to see the benefits of the actions we have taken since the acquisition two years ago. We streamlined distribution and re-created excitement around the Yves Saint Laurent brand through the launch of the new women's fragrance, Nu, and a new make-up line. We have strong new products and brands, including Alexander McQueen, Stella McCartney and Zegna in development, that will be rolled out during the next two years, which leads us to forecast excellent sales and profit growth in the future.*

*Sergio Rossi's fall/winter footwear collection and Tomas Maier's creations at Bottega Veneta perfectly complemented the development of each house's directly operated store network. Nicolas Ghesquière at Balenciaga, Stella McCartney and Alexander McQueen have impressed the fashion world and high end retailers with their exceptional recent fall/winter fashion shows which have triggered greater than expected demand from specialty stores throughout the world.*

*Boucheron expects to open directly operated stores in key cities during 2002, including New York, Tokyo, London, Paris, Milan and San Francisco and has developed in record time beautiful watch lines for launch at the Basel fair in April as well as entirely new jewelry lines which will be in stores this fall. Bédat & Co., already well established in the United States, has begun to penetrate the key watch markets, including Italy, Japan and France.*

*In conclusion our Group is powered by the extraordinary performance of the Gucci Division. We are working intensely to assure that all the excellent luxury brands we acquired in the last two years will grow successfully and profitably in the coming years. With the best talent in the industry, disciplined execution of the right strategies and our significant financial resources, I am confident we will continue to deliver outstanding value to all shareholders."*

**Gucci Division**

Gucci performed well in the especially difficult trading environment as revenues in the fourth quarter reached US$ 422.7 million, compared to US$ 441.8 million last year (minus 4.3%).

Retail sales in the fourth quarter were US$ 293.6 million, compared to US$ 321.2 million achieved last year in a 14-week period (minus 8.6%). On a constant currency basis and in comparable 13-week reporting periods retail sales advanced 2.6%. This excellent performance in the context of recession in the United States and a steep fall in travel and tourism worldwide demonstrated the strength of Gucci's collections and a close relationship with local customers. In the United States overall directly-operated store sales, including Hawaii, declined 22.7% on a comparable period basis. Mainland US retail sales declined 14.7%. In Europe retail sales increased 1.9% on a constant currency and comparable period basis reflecting primarily growth in Italy and the UK. In Japan Gucci expanded its rapidly growing market share among luxury brands, increasing retail sales 20.7% on a constant currency and comparable period basis. In non-Japan Asia, retail sales advanced 6.1% thanks to strong growth in Hong Kong (+11.3%) and in South Korea (+38.1%).

The 24.0% increase in wholesale revenues in the fourth quarter to US$ 67.8 million from US$ 54.7 million owed principally to strong sales to specialty stores in Europe and the United States.

The 2.4% decline in leather goods revenues was due primarily to sales declines in the United States and in travel retail. The 3.0% decline in ready-to-wear revenues also was due to the difficult trading environment in the United States, which accounts for a high proportion of category sales. In this environment, the outstanding 21.4% growth of jewelry sales reflected excellent consumer response to the new, expanded collections.

The overall 5.6% decline in timepiece distribution sales in the fourth quarter caused by reduced orders in November and December from department and specialty stores reacting to the post September 11 environment reflected the strong rebound in sales in January, which increased 14.3% over January 2001.

**Margins**

Management's rapid and decisive implementation of cost control measures following September 11, in addition to greater vertical integration, good levels of full-price sell-through and Euro weakness, lifted margins to historical highs. In the fourth quarter, Gucci's gross margin reached 72.1% from 71.7% last year, while the operating margin before goodwill amortization climbed to an unprecedented 33.6% (US$ 142.0 million) from 30.1% (US$ 133.2 million).

For the full year Gucci increased its gross margin to 72.0% from 68.8% and its operating margin before goodwill amortization to an historical high, 30.5% (US$ 461.7 million), from 27.0% (US$ 403.7 million) in 2000.

**Outlook**

Notwithstanding the uncertain political-economic environment, management expects Gucci in 2002 to generate revenues at least equal to those of 2001 and, thanks to continued cost control, to maintain the operating margin before goodwill amortization at approximately 30%.

**YSL Beauté**

YSL Beauté posted solid results in the fourth quarter, increasing sales and operating profit before goodwill and trademark amortization. This was achieved in a difficult trading environment and notwithstanding a dramatic decrease in promotional sales activity. Distribution also was significantly tightened as points of sales numbered 16,800 in January 2002, compared to 22,200 in January 2001.

Driven by improving sales in January, fourth quarter revenues advanced 0.9% to US$ 117.9 million from US$ 116.9 million, or 4.6% on a constant currency basis. Excluding the United States and worldwide travel retail distribution, two markets particularly affected by the September 11 events, sales in the quarter increased 9.9% on a constant currency basis.

Yves Saint Laurent brand fragrance and cosmetics sales increased 4.5% in the quarter, or 8.3% on a constant currency basis, thanks to strong consumer response to new products, supported by the roll-out of new concept department store counters reflecting the brand's rejuvenated image. Women's fragrance sales increased 3.5%, driven by the launch of *Nu*, continued strong results from *Opium* and the positive impact of heightened consumer interest in the Yves Saint Laurent brand. Make-up sales advanced 10.3%, led by the success of the new make-up line, *Ligne Intense*.

**Margins**

In the fourth quarter operating profit before goodwill and trademark amortization increased to US$ 12.0 million (10.2% margin) from US$ 1.9 million (1.7% margin) last year. For the full year YSL Beauté's operating profit before goodwill and trademark amortization reached US$ 30.1 million (6.5%) compared to US$ 42.9 million (8.0%) in 2000.

**Outlook**

Encouraged by the positive fourth quarter trends, excellent consumer reaction to the revitalized Yves Saint Laurent brand and cleaner distribution, management expects YSL Beauté in 2002 to generate high-single digit revenue growth. Moreover, management expects the business to achieve an operating margin before goodwill and trademark amortization of approximately 7%, notwithstanding the costs associated with the launch of an Oscar de la Renta women's perfume and a Yves Saint Laurent men's fragrance this year and the development of perfumes for Stella McCartney, Alexander McQueen and Zegna to be launched in 2003.

**Yves Saint Laurent**

Yves Saint Laurent enjoyed extraordinary growth in the fourth quarter. *Rive Gauche* retail sales advanced 183.6% to US$ 14.2 million, while wholesale sales advanced 83.1% to US$ 7.4 million. Royalties fell 21.3% to US$ 5.9 million, reflecting the policy to drastically cut back licenses.

The explosive growth owed to numerous factors, including a critically acclaimed fall/winter collection, expanded accessory lines, improving execution, significant investment in communication and a revamped and enlarged store and shop-in-shop network. In the fourth quarter, accessories, which have higher margins than ready-to-wear, represented a record 26.4% of total *Rive Gauche* sales, compared to 17.6% last year. The strong commitment to brand revitalization drove the decision to invest 29.4% of revenues (US$ 8.1 million) in communication, compared to 15.9% last year (US$ 2.8 million). Store openings and expansions, including the refurbished and expanded flagship on Madison Avenue in New York and the new flagship in Aoyama Tokyo, helped propel fourth quarter sales and establish Yves Saint Laurent in key markets throughout the world.

**Margins**

Notwithstanding a significant increase over plan of communication expenses and the generally difficult environment for luxury goods, Yves Saint Laurent reported an operating loss before goodwill and trademark amortization of US$ 67.9 million, significantly better than the pre-September 11 forecast of US$ 75 million.

**Outlook**

A superb spring/summer collection of ready-to-wear and accessories, as well as the development of the distribution network, including new directly operated stores on Sloane Street in London, in Bal Harbour and San Francisco, has allowed Yves Saint Laurent to achieve accelerating sales in early 2002. *Rive Gauche* retail sales increased 218.0% in the six-week period ended March 16. Exceptional demand for the *Mombasa* handbag has not only driven growth, but also further established the brand's reputation in the high margin accessory business.

On the back of the brand's growing strength, management expects Yves Saint Laurent to generate high double digit revenue growth in 2002. Notwithstanding management's intention to invest significantly in communication and product development and the growth of the directly operated store network, as well as the planned further reduction in licenses and related royalty income, Yves Saint Laurent expects to reduce its operating loss before goodwill and trademark amortization in 2002.

## Other Operations

Revenues were US$ 59.6 million in the fourth quarter and US$ 226.8 million for the year, while the operating loss before goodwill and trademark amortization was US$ 14.8 million for the quarter and US$ 37.3 million for the year.

The Group made substantial progress in developing all its brands. At Sergio Rossi both retail and wholesale sales increased in the fourth quarter thanks to a strong collection, the roll out of the new store format and the opening of new stores in important markets in the Far East, including Tokyo, Osaka and Taiwan. The press and trade enthusiastically received Bottega Veneta's fall/winter lines, which refocused on high-end luxury and elegance and generated a great deal of excitement about the brand's comeback expected to commence in 2002. Bottega Veneta already has developed a new store concept and secured store locations in major markets, including in Milan on the prestigious via Montenapoleone. The emerging designer brands – Stella McCartney, Alexander McQueen and Balenciaga – successfully strengthened their presence on the fashion scene with enthusiastic media and retailer response to the recent fall/winter shows and also have secured important flagship locations in London, New York and Tokyo. Boucheron posted double-digit growth in jewelry sales in the quarter, while laying the foundation for significant future growth.

## Corporate

Corporate expenses were US$ 8.2 million in the fourth quarter (US$ 22.0 million in fourth quarter 2000) and US$ 31.7 million in the full year of 2001 (US$ 35.8 million in full year 2000).

## Goodwill and Trademark Amortization

Goodwill and trademark amortization was US$ 27.2 million (US$ 21.1 million net of tax) in the fourth quarter and US$ 116.0 million (US$ 93.1 million net of tax) in the full year of 2001.

## Financial Income

Net financial income in the fourth quarter, US$ 10.9 million, reflected a 2.7% annualized yield on the Group's average net cash position in the period.

**Other Items**

In the fourth quarter other income amounted to US$ 8.1 million and included US$ 6.7 million net foreign exchange gains, related principally to the settlement of inter-company balances.

**Net Income per Share**

Fully diluted net income per share was US$ 0.82 in the fourth quarter of 2001, compared to US$ 0.93 last year. Fully diluted net income per share amounted to US$ 2.74 in full year 2001, compared to US$ 3.31 in full year 2000.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

*Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2000, as amended, filed with the U.S. Securities and Exchange Commission.*

**For media inquiries:**
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+39 02 88 00 55 55

**For investors / analysts inquiries:**
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1707
+39 055 7592 2456

*(Tables to Follow)*

**Gucci Group Twelve Month Revenues**

| US$ Million | Full Year 2001 | Full Year 2000 | % Increase (Decrease) |
|---|---|---|---|
| Gucci Division | 1,514.5 | 1,494.5 | 1.3 |
| YSL Beauté | 461.9 | 536.1 | (13.8) |
| Yves Saint Laurent | 90.1 | 97.0 | (7.1) |
| Other Operations* | 226.8 | 135.7 | 67.1 |
| Interdivisional | (8.3) | (4.8) | N/m |
| **GUCCI GROUP** | **2,285.0** | **2,258.5** | **1.2** |

*(*) In 2001, Other Operations includes Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney, Alexander McQueen, Balenciaga and Industrial Operation. In 2000, Other Operations included Sergio Rossi, Boucheron and Bédat & Co only.*

**Gucci Division Twelve Month Revenues**
**(Breakdown by Channel, Product Category and Geographic Area for Gucci Division)**

| US$ Million | Full Year 2001 | Full Year 2000 | % Increase (Decrease) |
|---|---|---|---|
| Directly-operated Stores | 1,035.7 | 1,028.0 | 0.7 |
| Wholesale Distribution* | 253.7 | 225.6 | 12.5 |
| Timepieces Distribution | 178.1 | 198.0 | (10.0) |
| Royalties | 45.8 | 40.2 | 13.9 |
| Interdivisional | 1.2 | 2.7 | n/m |
| **Total Gucci Division** | **1,514.5** | **1,494.5** | **1.3** |
| Leather goods | 742.5 | 683.7 | 8.6 |
| Shoes | 167.7 | 178.2 | (5.9) |
| Ready-To-Wear | 222.5 | 222.8 | (0.1) |
| Watches | 211.7 | 239.0 | (11.4) |
| Jewelry | 61.9 | 57.1 | 8.4 |
| Other | 61.2 | 70.8 | (13.6) |
| Royalties | 45.8 | 40.2 | 13.9 |
| Interdivisional | 1.2 | 2.7 | n/m |
| **Total Gucci Division** | **1,514.5** | **1,494.5** | **1.3** |
| Europe | 468.0 | 454.6 | 2.9 |
| United States | 344.9 | 394.6 | (12.6) |
| Japan | 393.2 | 335.7 | 17.1 |
| Rest of Asia | 267.4 | 267.0 | 0.1 |
| Rest of World | 39.8 | 39.9 | (0.2) |
| Interdivisional | 1.2 | 2.7 | n/m |
| **Total Gucci Division** | **1,514.5** | **1,494.5** | **1.3** |

*(*)Wholesale Distribution includes Franchise Stores, Duty-Free and Department and Specialty Stores*

**Gucci Group Fourth Quarter Revenues**

| US$ Million | Fourth Quarter 2001 | Fourth Quarter 2000 | % Increase (Decrease) |
|---|---|---|---|
| Gucci Division | 422.7 | 441.8 | (4.3) |
| YSL Beauté | 117.9 | 116.9 | 0.9 |
| Yves Saint Laurent | 27.5 | 17.7 | 55.4 |
| Other Operations* | 59.6 | 42.0 | 41.9 |
| Interdivisional | (3.1) | (2.5) | N/m |
| **GUCCI GROUP** | **624.6** | **615.9** | **1.4** |

*(*) In 2001, Other Operations includes Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney, Alexander McQueen, Balenciaga and Industrial Operation. In 2000, Other Operations included Sergio Rossi, Boucheron and Bédat & Co only.*

**Gucci Division Fourth Quarter Revenues**
**(Breakdown by Channel, Product Category and Geographic Area for Gucci Division)**

| US$ Million | Fourth Quarter 2001 | Fourth Quarter 2000 | % Increase (Decrease) |
|---|---|---|---|
| Directly-operated Stores | 293.6 | 321.2 | (8.6) |
| Wholesale Distribution* | 67.8 | 54.7 | 24.0 |
| Timepieces Distribution | 49.8 | 52.8 | (5.6) |
| Royalties | 11.5 | 11.9 | (3.4) |
| Interdivisional | - | 1.2 | n/m |
| **Total Gucci Division** | **422.7** | **441.8** | **(4.3)** |
| Leather goods | 207.2 | 212.2 | (2.4) |
| Shoes | 43.2 | 46.9 | (7.9) |
| Ready-To-Wear | 62.7 | 64.7 | (3.0) |
| Watches | 59.0 | 65.5 | (9.9) |
| Jewelry | 22.1 | 18.2 | 21.4 |
| Other | 17.0 | 21.2 | (19.8) |
| Royalties | 11.5 | 11.9 | (3.4) |
| Interdivisional | - | 1.2 | n/m |
| **Total Gucci Division** | **422.7** | **441.8** | **(4.3)** |
| Europe | 120.2 | 124.0 | (3.1) |
| United States | 89.2 | 112.0 | (20.4) |
| Japan | 127.5 | 117.7 | 8.3 |
| Rest of Asia | 74.1 | 77.6 | (4.5) |
| Rest of World | 11.7 | 9.3 | 25.8 |
| Interdivisional | - | 1.2 | n/m |
| **Total Gucci Division** | **422.7** | **441.8** | **(4.3)** |

*(*)Wholesale Distribution includes Franchise Stores, Duty-Free and Department and Specialty Stores*

## GUCCI GROUP N.V.

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS
(In million of U.S. Dollars, except per share and share amounts)

| | For the Three Months Ended | | For the Twelve Months Ended | |
|---|---|---|---|---|
| | Jan. 31, 2002 | Jan. 31, 2001 | Jan. 31, 2002 | Jan. 31, 2001 |
| Net revenues | 624.6 | 615.9 | 2,285.0 | 2,258.5 |
| Gross profit | 439.0 | 442.4 | 1,596.1 | 1,568.7 |
| Operating expenses | 328.1 | 333.7 | 1,241.0 | 1,160.3 |
| Goodwill and trademark amortization | 27.2 | 24.7 | 116.0 | 83.2 |
| Operating profit | 83.7 | 84.1 | 239.1 | 325.2 |
| Financial income, net | 10.9 | 40.8 | 78.5 | 147.1 |
| Other income (expenses) | 8.1 | (20.2) | 10.1 | (86.8) |
| Pre-tax income | 102.7 | 104.6 | 327.7 | 385.4 |
| Taxation | 21.8 | 8.8 | 52.3 | 44.8 |
| Minority interests | (2.4) | 0.9 | (3.0) | 3.9 |
| Net income | 83.3 | 95.0 | 278.4 | 336.7 |
| Net income per share (basic) | 0.83 | 0.95 | 2.78 | 3.37 |
| Net income per share (diluted) | 0.82 | 0.93 | 2.74 | 3.31 |
| Weighted average number of shares outstanding (basic) | --- | --- | 100,174,358 | 99,923,430 |
| Weighted average number of shares outstanding (diluted) | --- | --- | 101,524,040 | 101,590,732 |

# GUCCI GROUP N.V.
## CONDENSED CONSOLIDATED BALANCE SHEET
(In million of U.S. Dollars)

| | January 31, 2002 | January 31, 2001 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 2,560.8 | 3,113.2 |
| Trade receivables, net | 284.0 | 250.7 |
| Inventories, net | 388.7 | 330.6 |
| Other current assets | 384.5 | 327.0 |
| **Total current assets** | 3,618.0 | 4,021.5 |
| **Non-current assets** | | |
| Property, plant and equipment, net | 597.6 | 474.0 |
| Goodwill, trademarks, other intangible assets and deferred charges, net | 1,852.0 | 1,700.6 |
| Other non-current assets | 361.6 | 103.0 |
| **Total non-current assets** | 2,811.2 | 2,277.6 |
| **Total assets** | 6,429.2 | 6,299.1 |
| **Liabilities and shareholders' equity** | | |
| **Current liabilities** | | |
| Bank overdrafts and short-term loans | 645.1 | 111.8 |
| Trade payables and accrued expenses | 403.4 | 446.2 |
| Other current liabilities | 262.4 | 258.1 |
| **Total current liabilities** | 1,310.9 | 816.1 |
| **Non-current liabilities** | | |
| Long-term financial payables | 727.8 | 911.9 |
| Long-term tax payable and deferred tax liabilities | 327.4 | 346.1 |
| Other non-current liabilities | 70.1 | 90.0 |
| **Total non-current liabilities** | 1,125.3 | 1,348.0 |
| **Total liabilities** | 2,436.2 | 2,164.1 |
| Minority interests | 56.9 | 22.0 |
| **Shareholders' equity** | 3,936.1 | 4,113.0 |
| **Total liabilities and shareholders' equity** | 6,429.2 | 6,299.1 |

# # #